

Nasdaq Regulation

Nasdaq

Will Slattery
Vice President
Listing Qualifications

October 3, 2019

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on October 3, 2019, The Nasdaq Stock Market (the "Exchange") received from Interactive Brokers Group, Inc. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Class A Common Stock, par value $.01 per share

We further certify that the securities described above have been approved by the Exchange for listing and registration.

Sincerely,

William Slattery